Exhibit 99.7

Disclosure of Transactions in Own Shares

Paris, July 15, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24,2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from July 8 to July 12, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
08/07/2024	203,298	65.085324	13,231,716.20	XPAR
08/07/2024	140,000	65.038131	9,105,338.34	CEUX
08/07/2024	15,000	65.021503	975,322.55	TQEX
08/07/2024	15,000	65.024461	975,366.92	AQEU
09/07/2024	243,601	63.451662	15,456,888.31	XPAR
09/07/2024	110,000	63.423382	6,976,572.02	CEUX
09/07/2024	15,000	63.382799	950,741.99	TQEX
09/07/2024	15,000	63.380541	950,708.12	AQEU
10/07/2024	234,687	63.197951	14,831,737.53	XPAR
10/07/2024	120,000	63.189835	7,582,780.20	CEUX
10/07/2024	15,000	63.186510	947,797.65	TQEX
10/07/2024	15,000	63.189083	947,836.25	AQEU
11/07/2024	237,559	62.893340	14,940,878.96	XPAR
11/07/2024	120,000	62.851883	7,542,225.96	CEUX
11/07/2024	14,000	62.863945	880,095.23	TQEX
11/07/2024	14,000	62.843922	879,814.91	AQEU
12/07/2024	229,886	63.629828	14,627,606.64	XPAR
12/07/2024	119,965	63.600330	7,629,813.59	CEUX
12/07/2024	14,996	63.604214	953,808.79	TQEX
12/07/2024	14,996	63.608186	953,868.36	AQEU
Total	1,906,988	63.629618	121,340,918.49

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).